SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33613

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

August 30, 2019

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of August 2019. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on September 24, 2019, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Active Assets Government Trust [File No. 811-21024]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 13, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $2,940 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on July 23, 2019.

Applicant's Address: Active Assets Government Trust, c/o Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, New York 10036.

Alliance California Municipal Income Fund [File No. 811-10575]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 21, 2019, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $208,679 incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on June 28, 2019, and amended on August 6, 2019.

Applicant's Address: 1345 Avenue of the Americas, New York, New York 10105.

Cortina Funds, Inc. [File No. 811-21580]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 22, 2019, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of approximately $57,000 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on May 16, 2019, and amended on July 15, 2019 and July 25, 2019.

Applicant's Address: Cortina Funds, Inc., 825 North Jefferson Street, Suite 400, Milwaukee, Wisconsin, 53202.

iShares Sovereign Screened Global Bond Fund, Inc. [File No. 811-22674]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on June 28, 2019, and amended on August 20, 2019.

Applicant's Address: c/o State Street Bank and Trust Company, 1 Lincoln Street, Mail Stop SUM 0703, Boston, Massachusetts 02111.

JPMorgan Trust III [File No. 811-22915]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 24, 2019, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $6,939.68 incurred in connection with the liquidation were paid by applicant. Applicant also has retained $182,899 for the purpose of paying remaining liabilities, outstanding tax reclaims and receivables.

Filing Dates: The application was filed on May 20, 2019, and amended on July 16, 2019 and July 24, 2019.

Applicant's Address: 277 Park Avenue, New York, New York 10172.

Putnam Fund For Growth & Income [File No. 811-00781]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Putnam Equity Income Fund, and on May 15, 2017, made a final distribution to its shareholders based on net asset value. Expenses of approximately $973,351 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Dates: The application was filed on April 17, 2019, and amended on July 25, 2019.

Applicant's Address: 100 Federal Street, Boston, Massachusetts 02110.

Putnam Michigan Tax Exempt Income Fund [File No. 811-04529]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Putnam Tax Exempt Income Fund, and on July 24, 2017, made a final distribution to its shareholders based on net asset value. Expenses of approximately $371,762 incurred in connection with the reorganization were paid by the applicant, the acquiring fund, and their investment adviser.

Filing Dates: The application was filed on April 17, 2019, and amended on July 25, 2019.

Applicant's Address: 100 Federal Street, Boston, Massachusetts 02110.

Putnam Tax Exempt Money Market Fund [File No. 811-05215]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 23, 2016, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of approximately $23,143 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on April 17, 2019, and amended on July 25, 2019.

Applicant's Address: 100 Federal Street, Boston, Massachusetts 02110.

Putnam Voyager Fund [File No. 811-01682]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Putnam Growth Opportunities Fund, a series of Putnam Investment Funds, and on October 24, 2016, made a final distribution to its shareholders based on net asset value. Expenses of approximately $697,527 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Dates: The application was filed on April 17, 2019, and amended on July 25, 2019.

Applicant's Address: 100 Federal Street, Boston, Massachusetts 02110.

Sentinel Group Funds, Inc. [File No. 811-00214]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Touchstone Strategic Trust and Touchstone Funds Group Trust, and on October 26, 2017 and October 30, 2017, made final distributions to its shareholders based on net asset value. Expenses of $9,266,351.78 incurred in connection with the reorganization were paid by the applicant's investment adviser, the acquiring fund's investment adviser, and/or their affiliates.

Filing Dates: The application was filed on January 8, 2019, and amended on April 29, 2019, July 25, 2019 and August 28, 2019.

Applicant's Address: One National Life Drive, Montpelier, Vermont 05602.

Sentinel Variable Products Trust [File No. 811-09917]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Touchstone Variable Series Trust, and on October 30, 2017, made a final distribution to its shareholders based on net asset value. Expenses of $1,119,224.23 incurred in connection with the reorganization were paid by the applicant's investment adviser, the acquiring fund's investment adviser, and/or their affiliates.

Filing Dates: The application was filed on January 8, 2019, and amended on July 25, 2019.

Applicant's Address: One National Life Drive, Montpelier, Vermont 05602.

Wintergreen Fund, Inc. [File No. 811-21764]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 3, 2019, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $22,648 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on July 12, 2019, and amended on August 13, 2019.

Applicant's Address: 500 International Drive, Suite 275, Mount Olive, New Jersey 07828.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary